INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS Company Funding & Beneficial Ownership
Blackchip Holdings, LLC is the beneficial owner of all the Blackchip affiliated entities. Nicholas J. Beato, the Chief Executive Officer of Blackchip Technologies, also deemed the beneficial owner of the Blackchip entities given his power to exercise voting control through an agreement with the Holding Company. Mr. Beato is the individual responsible for funding the Blackchip Platform and is also able to control the activities of all Blackchip entities.
Duties of Our Affiliates
Our Manager and the key professionals performing services for us under the following entities.
Blackchip Holdings, LLC, the owner of the Blackchip App Platform and all other Blackchip Entities;
Blackchip Technologies, LLC, which handles all business-related activities;
All Blackchip Entities are Delaware Limited Liability Companies with the exception of Blackchip Holdings, LLC which is domiciled in the state of Florida.
Summary of Transactions
The following includes a summary of all transactions since the beginning of our 2021 fiscal year:
In May 2021, Blackchip Holdings acquired the Marcel Dyf Painting on behalf of Blackchip Technologies in exchange for a note in the principal amount of $3,700. This note does not bear any interest and must be repaid within 30 days of the final closing of the offering membership Interests (i.e., when the offering is fully funded). The sourcing agent fees for acquiring the asset will be included in the Offering amount detailed in the section titled "COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS."